UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of JULY 2007.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  July 26, 2007                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       JULY 26, 2007

       TUMI COMMENCES GEOCHEMICAL SURVEY AT EL COLORADO IN SONORA, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr David Henstridge, President and CEO, reports that a regional stream sediment sampling survey is underway at the Company's 100%-owned El Colorado property. The area is located approximately 45 km southeast of Hermosillo, central Sonora, Mexico and covers an area of 21,062 hectares.

The El Colorado licence area abuts the northern boundary of the claims covering the now closed La Colorada Mine, previously operated by Eldorado Gold Corporation. The La Colorada Mine opened in 1994 and was reported to produce up to 65,000 ozs of gold per year from an open-pit, heap-leach operation, before it was closed in 2001.

Hematite alteration, strongly visible and associated with the rocks inside the La Colorada Mine, continues to the north into the El Colorado claims owned by the Company. The exploration target within the El Colorado licence is a large, low grade precious metal system similar to the style of mineralization found at La Colorada, La Herradura, La Choya and San Francisco mines. Also, within the boundaries of the Company's claim exist two smaller properties, owned by third parties, overlying skarn deposits that are reported to have produced up to kg-levels per tonne of silver mineralization. A regional stream sediment geochemical survey is underway, and approximately 1,200 samples will be collected and analysed for 30 elements using the ICP method. The geochemical sampling is expected take about 8 weeks to complete.

The qualified person for the Company's projects, Mr. David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the El Colorado project in Sonora, Mexico, and has verified the contents of this press release.


On behalf of the Board,                     COMPANY CONTACT:
                                            Mariana Bermudez at (604) 699-0202
/s/ David Henstridge                        or email: mbermudez@chasemgt.com
-----------------------                     website: www.tumiresources.com
David Henstridge,
President & CEO                             INVESTOR INFORMATION CONTACT:
                                            Mining Interactive
                                            Nick L. Nicolaas at (604) 657-4058
                                            or email: nick@mininginteractive.com

FORWARD LOOKING STATEMENTS This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.